

January 13, 2011

Prokopios Tsirigakis
President and Chief Executive Officer
Star Bulk Carriers Corp.
7 Fragoklisias Street 2nd Floor
Maroussi 151 25 Athens Greece

     Re: **Star Bulk Carriers Corp.**
             Form 20-F: For the Fiscal Year Ended December 31, 2009
             Filed March 23, 2010
             File No. 001-33869

Dear Mr. Tsirigakis:

     We have reviewed your response letter dated December 30, 2010 and have the following comment. Our comment asks you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F For Fiscal Year Ended December 31, 2009

Note 16: Subsequent Events, page F-53

We note your response to our prior comment 3. We note that on January 18, 2010, you entered into a memorandum of agreement for the sale of Star Beta and that, as a result, you recorded an impairment charge in the first quarter of 2010. Please tell us the basis for your conclusion to recognize the impairment loss in 2010 rather than 2009. As part of your response, please tell us when you began an active program to locate a buyer and when you began marketing the vessel for sale. Please also tell us when negotiations with the buyer began. Tell us whether the undiscounted cash flows expected to result from the use and eventual disposition of the vessel, as included in your December 31, 2009 impairment analysis, reflected the likelihood of the sales agreement that was entered into on January 18, 2010. If not, please explain why. Finally, please provide us with a copy of the December 31, 2009 impairment analysis for this vessel.

You may contact Patrick Kuhn at (202) 551-3308 or me at 202-551-3380 with any questions.

Sincerely,

Lyn Shenk
Branch Chief